Total Return (%)

Total Return(%)

Total Return(%)

Total Return (%)

Dodge & Cox  /  Investment Managers  /  San Francisco
Quality Sectors (10+ years)
1.66%
-2.40%
-1.61%
-2.83% -2.82%
-6%
-5%
-4%
-3%
-2%
-1%
0%
1%
2%
3%
4%
Long
Treasury
Long
AAA
Long
AA
Long
A
Long
BAA
Portfolio vs. Benchmark
0.23%
1.13%
-6%
-5%
-4%
-3%
-2%
-1%
0%
1%
2%
3%
4%
Dodge & Cox Income Fund
(Net of Fees)
Lehman Brothers
Aggregate Bond Index
Source: Lehman Brothers’ POINT System
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The LBAG is a broad-based, unmanaged index composed of investment-grade fixed-income securities. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
December 2007 to June 2008
Dodge & Cox Income Fund
Total Returns: Selected Lehman Brothers Bond Market Sectors
Intermediate Broad Sectors (1-10 years)
2.38%
1.93%
0.27%
-6%
-5%
-4%
-3%
-2%
-1%
0%
1%
2%
3%
4%
Treasury Mtge U.S. Credit
Long Credit Sectors (10+ years)
1.66%
-2.46%
-1.11%
-5.19%
-0.05%
-6%
-5%
-4%
-3%
-2%
-1%
0%
1%
2%
3%
4%
Treasury Industrial Utility Finance Non-Corp
Yankee
08-300
Dodge & Cox Income Fund SEC Standardized Total Returns as of 6/30/08: Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.

Total Return (%)

Total Return(%)

Total Return(%)

Total Return (%)

Dodge & Cox  /  Investment Managers  /  San Francisco
Long Credit Sectors (10+ years)
12.65%
3.03%
2.67%
-5.16%
8.05%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
12%
14%
Treasury Industrial Utility Finance Non-Corp
Yankee
Portfolio vs. Benchmark
3.69%
7.13%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
12%
14%
Dodge & Cox Income Fund
(Net of Fees)
Lehman Brothers
Aggregate Bond Index
Quality Sectors (10+ years)
12.65%
5.94%
2.45%
0.93%
1.57%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
12%
14%
Long
Treasury
Long
AAA
Long
AA
Long
A
Long
BAA
Intermediate Broad Sectors (1-10 years)
9.76%
7.83%
4.55%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
12%
14%
Treasury Mtge U.S. Credit
Dodge & Cox Income Fund
Total Returns: Selected Lehman Brothers Bond Market Sectors
June 2007 to June 2008
08-300
Source: Lehman Brothers’ POINT System
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The LBAG is a broad-
based, unmanaged index composed of investment-grade fixed-income securities. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Income Fund SEC Standardized Total Returns as of 6/30/08: Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Market Sector Composition
0
5
10
15
20
25
30
35
40
45
50
55
U.S. Treasury
& Agency
Mortgage
Related
Credit Cash
Dodge & Cox Income Fund
Lehman Brothers
Aggregate Bond Index
Quality Composition
0
5
10
15
20
25
30
35
40
45
50
55
U.S.
Treasury
Federal
Agency
AAA AA A BAA =BA Cash
Dodge & Cox Income Fund
Lehman Brothers
Aggregate Bond Index
Portfolio Positioning vs. Benchmark
Weighted-Average Summary Characteristics**
Dodge & Cox Lehman Brothers
Aggregate Bond Index
Yield-to-Maturity* 6.25% 5.07%
Quality***
AA  AA+
Maturity
6.6 Yrs 7.5 Yrs
Effective Duration
3.9 Yrs 4.7 Yrs
Income Fund
Portfolio Summary as of June 30, 2008
*Source: statistics calculated using Lehman Brothers’ POINT System. ** Yield and principal value fluctuate with market conditions.*** Note: the Fund’s quality distribution and average quality (AA) are reported using the highest of S&P, Moody’s and Fitch ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa2 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ index methodology which is the middle of S&P, Moody’s, and Fitch ratings. Using this methodology, the Fund’s average quality is AA. **** The SEC yield is an annualization of the
Fund's total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-300
The SEC yield calculated for June 30, 2008 was 5.87% ****  SEC Standardized Total Returns as of 6/30/08: Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.
Dodge & Cox Income Fund

Dodge & Cox  /  Investment Managers  /  San Francisco
Market Sector Composition vs. Benchmark
Dodge & Cox Income Fund
1. Employ an Active Style to Seek Greater Yield Relative to Market
• Underweight lower yielding U.S. Treasury & Federal Agency securities
• Overweight higher yielding mortgage and corporate securities
• Maintain low cash position
2. Analyze Portfolio Risk
• Research each investment thoroughly
• Diversify by issuer, sector, and investment theme
• Maintain high average quality
7.1
49.4
13.5
25.9
0.0 0.0
2.2
1.9
31.8
38.7
8.5
9.4
2.0
3.8
5.8
0.0
0
10
20
30
40
50
60
U.S. Treasury
& Agency
Mortgage
Related
Finance Industrial
& Trans
Utility Non-Corp.
Credit (Yankee)
Asset-Backed Cash
Dodge & Cox Income Fund
Lehman Brothers Aggregate
Bond Index
Portfolio Summary as of June 30, 2008
Source: statistics calculated using Lehman Brothers’ POINT System.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information , visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
Quality Composition vs. Benchmark
1. Maintain High Average Quality: AA*
• AA- or higher throughout our history
2. Thorough Research of Credit Quality of Issuer
• Independent research staff
3. Seek High Yielding, High Quality Instruments
• Emphasize mortgage, federal agency, and international agency securities
4. Invest in a Few, Carefully Selected, Lower-Rated Securities for Potential Higher Yield and Higher Total Returns
• Emphasize longer duration instruments for relative price performance
Portfolio Summary as of June 30, 2008
Dodge & Cox Income Fund
Source: statistics calculated using Lehman Brothers’ POINT System.
* Note: the Fund’s quality distribution and average quality (AA) are reported using the highest of S&P, Moody’s and Fitch ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa2 (Dodge & Cox uses
Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ index methodology which is the middle of S&P, Moody’s, and Fitch ratings. Using this methodology, the Fund’s average quality is AA.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-300
4.3
52.1
2.5
9.2
7.6
12.2
10.2
1.9
21.9
48.5
8.3
5.4
8.3
7.6
0.0 0.0
0
10
20
30
40
50
60
U.S. Treasury Federal
Agency
AAA AA A BAA BA Cash
Dodge & Cox Income Fund
Lehman Brothers
Aggregate Bond Index

Dodge & Cox  /  Investment Managers  /  San Francisco
Characteristics vs. Benchmark
Weighted-Average Summary Characteristics*
Lehman Brothers
Dodge & Cox Income Fund Aggregate Bond Index
Yield-to-Maturity** 6.25% 5.07%
Quality*** AA  AA+
Maturity 6.6 Yrs 7.5 Yrs
Effective Duration 3.9 Yrs 4.7 Yrs
Portfolio Summary as of June 30, 2008
Dodge & Cox Income Fund
*Source: statistics calculated using Lehman Brothers’ POINT System. ** Yield and principal value fluctuate with market conditions. *** Note: the Fund’s quality distribution and average quality (AA)
are reported using the highest of S&P, Moody’s and Fitch ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa2 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ index methodology which is the middle of S&P, Moody’s, and Fitch ratings. Using this methodology, the Fund’s average quality is
AA. **** The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month. Past performance does not guarantee future results
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-300
Please note: the SEC yield calculated for June 30, 2008 was 5.87%****
Standardized Total Returns as of 6/30/08: Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.

Dodge & Cox  /  Investment Managers  /  San Francisco
U.S. Treasury Securities  4.3% Corporate Securities  41.7%
*
Various U.S. Treasury Notes 4.3% • Generally maintain a Non-Callable and 39.5% • Seek stable-to-improving lower-than-market weighting
Call-Protected Securities
credits to build portfolio
•
Control Portfolio duration and AT&T, Inc. HSBC Holdings PLC yield and enhance relative yield curve exposure Bank of America Corp. JPMorgan Chase & Co. total return
•
Increase portfolio yield through Boston Properties, Inc. Kaupthing Bank hf holding off-the-run issues Boston Scientific Corp. Lafarge SA
•
Provide call protection Burlington Northern Santa Fe Corp. Liberty Media Corp.
Capital One Financial Corp. Macy's, Inc.
Mortgage Related Securities  49.4%
CIGNA Corp. Nordstrom, Inc.
•
Capture relatively
Citigroup, Inc. Norfolk Southern Corp. inexpensive call protection
Seasoned Pass-Throughs 34.8% •
Provide Federal Agency quality Comcast Corp. Safeco Corp.
Collateralized Mortgage 3.4% • Add incremental yield to portfolio Covidien Ltd. SLM Corp
Obligations • Emphasize stable average-life Cox Communications, Inc. Sprint Nextel Corp
Fannie Mae D.U.S. 2.0%
investments CSX Corp. Time Warner, Inc.
Multifamily •
Provide defensive feature with Dillard's, Inc. Travelers Cos., Inc.
“Hybrid” ARMs 9.2 % seasoned pass-throughs Dow Chemical Co. Union Pacific Corp.
FedEx Corp. Unum Group
Federal Agency and International Agency Securities  2.8%
Ford Motor Credit Company
**
Wachovia Corp.
General Electric Co. WellPoint, Inc.
Small Business Administration PC (504)
•
Adding incremental yield GMAC LLC Wells Fargo & Co.
without incurring much greater HCA, Inc. Wyeth
credit risk Health Net, Inc. Xerox Corp.
Asset Backed Securities 2.2% •
Add yield without
Various SLM Student Loan Trust Securities incurring significant credit risk
Cash  1.8%
Portfolio Composition by Theme
June 30, 2008
Dodge & Cox Income Fund
*Except as noted, investments grouped by parent company. Actual securities maybe issued by the listed parent company or one of its subsidiaries. ** Subsidiary.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
Below Investment Grade Holdings
Dodge & Cox Income Fund
Total Portfolio Weightings (%):
Ratings
*Except as noted, investments grouped by parent company. Actual securities maybe issued by the listed parent company or one of its subsidiaries. ** Subsidiary.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of June 30, 2008
Highest (Moody's/S&P/Fitch) = 10.20
Middle (Moody's/S&P/Fitch) = 11.29
Lowest (Moody's/S&P/Fitch) = 11.29
Issuer* Moody's S&P Fitch
Percent of
Portfolio (%)
Boston Scientific Corp. Ba2 BB+ BB+ 0.76
Dillard's, Inc. B2 BB- BB 0.45
Ford Motor Credit Company** B1 B BB- 2.93
GMAC LLC    B3 B B+ 2.61
HCA, Inc.                      Caa1 B- CCC+ 2.42
Health Net, Inc. Ba2 BB+ BB+ 0.23
Liberty Media Corp. Ba2 BB+ BB 0.80
Sprint Nextel Corp. Baa3 BB BB+ 0.62
Unum Group Ba1 BB+ BBB- 0.47
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Income Fund
Source: Lehman Brothers’ POINT System. * Contribution to Duration = Portfolio weightings (%) x Duration (Years) ** Portfolio cash weight = 1.85% (not shown in chart). Contribution to duration f rom cash is zero.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
June 30, 2008
Contribution to Duration (by Sector)
Weight (%) 7.12 31.80 49.36 38.74 41.68 29.46 100.00 100.00
Duration (Years) 2.29 4.65 2.96 3.81 5.52 5.86 3.93 4.68
Contribution 0.16 1.48 1.46 1.48 2.30 1.73 3.93 4.68
to Duration *
-
1
2
3
4
5
Government Mortgage Credit Total **
Dodge & Cox Income Fund
Lehman Brothers Aggregate Bond Index
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
-10
-5
0
5
10
15
20
-3 -2 -1 0 1 2 3
Yield Change (%)
1 - Year Horizon
3 - Year Horizon
Dodge & Cox Income Fund
Estimated Effects of Parallel Interest Rate Changes on Total Returns
Key Assumptions
Assumed starting portfolio yield is 6.25%. The analysis assumes instantaneous and parallel yield curve changes. The simulation does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis assumes a static portfolio.
Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data. In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change.  Underlying securities are not aged.
June 30, 2008
Yield Change 1-Year Horizon 3-Year Horizon
(%) (%) (%)
-3.0 16.25 8.37
-2.5 14.52 8.00
-2.0 12.89 7.68
-1.5 11.33 7.39
-1.0 9.77 7.10
-0.5 8.13 6.77
0.0 6.37 6.39
0.5 4.45 5.93
1.0 2.45 5.43
1.5 0.42 4.91
2.0 -1.61 4.37
2.5 -3.64 3.83
3.0 -5.64 3.29
Simulated Annualized Total Returns
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
The SEC yield calculated for June 30, 2008 was 5.87%*.   Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Income Fund vs. Lehman Brothers Aggregate Bond Index – One Year Horizon
Estimated Effects of Parallel Interest Rate Changes on Total Returns
June 30, 2008
-15
-10
-5
0
5
10
15
20
-3 -2 -1 0 1 2 3
Yield Change (%)
LBAG
Dodge & Cox
Yield Change Dodge & Cox LBAG
(%) (%) (%)
-3.0 16.25 18.22
-2.5 14.52 16.02
-2.0 12.89 13.93
-1.5 11.33 11.82
-1.0 9.77 9.69
-0.5 8.13 7.48
0.0 6.37 5.16
0.5 4.45 2.75
1.0 2.45 0.31
1.5 0.42 -2.11
2.0 -1.61 -4.47
2.5 -3.64 -6.79
3.0 -5.64 -9.05
Simulated Annualized Total Returns
One Year Horizon
Key Assumptions
Assumed starting portfolio yield is 6.25%. The analysis assumes instantaneous and parallel yield curve changes. The simulation does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis assumes a static portfolio.
Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data. In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change. Underlying securities are not aged.
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-
3979. Please read the prospectus carefully before investing.
08-300
The SEC yield calculated for June 30, 2008 was 5.87%*.   Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Income Fund vs. Lehman Brothers Aggregate Bond Index – Three Year Horizon
Estimated Effects of Parallel Interest Rate Changes on Total Returns
June 30, 2008
0
1
2
3
4
5
6
7
8
9
-3 -2 -1 0 1 2 3
Yield Change (%)
LBAG
Dodge & Cox
Yield Change Dodge & Cox LBAG
(%) (%) (%)
-3.0 8.37 8.39
-2.5 8.00 7.88
-2.0 7.68 7.40
-1.5 7.39 6.90
-1.0 7.10 6.38
-0.5 6.77 5.86
0.0 6.39 5.16
0.5 5.93 4.47
1.0 5.43 3.75
1.5 4.91 3.03
2.0 4.37 2.31
2.5 3.83 1.60
3.0 3.29 0.90
Simulated Annualized Total Returns
Three Year Horizon
Key Assumptions
Assumed starting portfolio yield is 6.25%. The analysis assumes instantaneous and parallel yield curve changes. The simulation does not show the potential effect of changes to the shape of the yield curve or to yield premiums. The analysis assumes a static portfolio.
Horizon period cash flows are determined using the CMS BondEdge Compare model, a division of Interactive Data. In each yield change scenario, underlying security cash flows are instantaneously reinvested at the security’s starting yield plus the given yield change. Underlying securities are not aged.
*The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
This exhibit must be accompanied or preceded by the Dodge & Cox Funds prospectus. Simulated annualized total returns do not reflect the deduction of investment advisory fees and other expenses, which would reduce those returns. Simulated returns are not indicative of past returns and do not predict future returns. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-
3979. Please read the prospectus carefully before investing.
08-300
The SEC yield calculated for June 30, 2008 was 5.87%*.   Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Income Fund Portfolio Structure
as of June 30, 2008
Lehman Brothers
Dodge & Cox Aggregate Dodge & Cox
Market Sectors Income Fund Bond Index Maturity Income Fund Bond Index
Cash 1.9% 0.0% 0-1 Years 7.4% 0.0%
U.S. Treasury 4.3 21.9 1-5 44.4 39.2
Federal Agency 2.8 9.9 5-10 37.9 47.3
Mortgage Pass-Through* 46.0 38.7 10-15 1.2 5.1
Coll. Mtge Obligation 3.4 0.0 15-20 0.9 2.1
Asset Backed 2.2 5.8 20-25 6.3 2.4
Finance 13.5 8.5 25 & Over 1.9 3.9
Industrial 22.8 9.4 Total: 100.0% 100.0%
Transportation 3.1 0.0
Utility 0.0 2.0
Non-Corporate Yankee 0.0 3.8
Total: 100.0% 100.0%
Weighted-Average Characteristics**
Quality
Cash 1.9% 0.0 Average Maturity 6.6 Yrs 6.9 Yrs
U.S. Treasury 4.3 21.9%
Federal Agency 52.1 48.5 Effective Duration 3.9 Yrs 4.8 Yrs
Aaa 2.5 8.3
Aa 9.2 5.4 Quality** AA AA
A 7.6 8.3
Baa 12.2 7.6 Average Coupon 5.9% 5.4%
Ba 5.2 0.0
B 0.0 0.0 Yield-to-Maturity*** 6.25% 5.03%
Below B 5.0 0.0
Total: 100.0% 100.0%
Lehman Brothers
Aggregate
*Source: statistics calculated using Lehman Brothers’ POINT System. ** Yield and principal value fluctuate with market conditions.*** Note: the Fund’s quality distribution and average quality
(AA) are reported using the highest of S&P, Moody’s and Fitch ratings, in accordance with the Fund’s prospectus. In accordance with SEC reporting guidelines which require use of only one nationally recognized statistical rating organization (NRSRO) for quality reporting purposes, the Fund’s average quality is Aa2 (Dodge & Cox uses Moody’s ratings to comply with this requirement). The LBAG’s quality metrics use Lehman Brothers’ index methodology which is the middle of S&P, Moody’s, and Fitch ratings. Using this methodology, the Fund’s average quality is AA . **** The SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
The SEC yield calculated for June 30, 2008 was 5.87% **** SEC Standardized Total Returns as of 6/30/08: Income Fund: 1 Year 3.69%; 5 Years 3.49%; 10 Years 5.62%
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Dodge & Cox  /  Investment Managers  /  San Francisco
MBS Example: Fannie Mae Multi-Family Securities
June 30, 2008
FNMA DUS Multifamily Pass-Through Securities
(DUS: Delegated Underwriting and Servicing)
FNMA DUS Pool 545209, 6.135% due 10/1/11
Total Dodge & Cox Income Fund holdings: 2.0% position
Collateral
• Loans on income-producing multifamily properties (5 or more units)
• $1 million to $50 million assumable first lien mortgages
• Substantial penalty for prepayment throughout most of bond’s life
Underwriting
• 28 DUS lenders selected by FNMA to underwrite multifamily mortgage loans
• Strict FNMA underwriting guidelines
• Loss-sharing agreement between underwriters and FNMA
Structure
• “Pass-through” security
• Loans typically have 30 year amortization term with balloon payment in year 7 or 10
• FNMA guarantees timely payment of principal and interest
• Investors receive a portion of any prepayment penalty paid by the borrower
Risks
• FNMA does not guarantee the prepayment penalty
• Typically one or two loans per pool
Role In Portfolio
• Stable expected cash flow with no extension risk
• Attractive yield premium
• Dodge & Cox focus on “Mega” DUS pools provides diversification of prepayment/default risk
Multifamily
Borrower
Monthly
Payment
DUS Underwriter and
Servicer
Loan payment
less servicing
fee
FNMA
guarantee
Investors
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
MBS Example: “Reperforming” Mortgage Securities
Description
• Pool of FHA-insured or VA-guaranteed “reperforming” single-family mortgage loans; “Reperforming” mortgage loans have a history of payment delinquency.
• The delinquent loans were purchased out of GNMA Mortgage Pass-through Pools, then pooled and have been re-securitized as FNMA
Grantor Trust Certificates.
• Generally, Fannie Mae does not allow delinquent loans to be purchased out of the Grantor Trust pool.
• Fannie Mae guarantees the timely payment of principal and interest.
Risks
• These securities are primarily premium (i.e., above market rate), single-family mortgages that are theoretically refinanceable at any time.  If prepayments (including defaults) are significantly greater than expected, total returns will be lower than expected.
Opportunities
• Due to their delinquency history, these borrowers face significant additional refinancing costs compared with most mortgage borrowers; we expect these securities to be much less responsive to declines in mortgage loan rates.
• The purchase of these securities at a modest price premium to regular agency-guaranteed mortgage securities could result in superior price performance characteristics and total returns over a longer investment horizon.
FHA/VA “Reperforming” Mortgage Loans
Example - Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates
Series 2004-W2 5A
7.500% due March 25, 2044
Total Dodge & Cox Income Fund Reperforming Holdings:  2.3%
June 30, 2008
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing
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Dodge & Cox  /  Investment Managers  /  San Francisco
Mortgage-Backed Securities Strategy
•Source:
Lehman Brothers’ POINT System. ** > 340 weighted-average maturity *** Includes 20-Year Pass-Throughs
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
June 30, 2008
Major Elements of our MBS Strategy
• A focused approach to MBS investing, utilizing fundamental research on borrower, loan, and program characteristics to identify attractive opportunities.
• Incorporating a significant amount of non-Index Agency mortgage securities.
• Portfolio weighting based on relative value, incorporating dynamic scenario analysis of potential total returns vs.
similar-duration alternatives.
Lehman Brothers MBS Index
(38.7% of Index)
Hybrid ARMs,
8.7%
Seasoned 30-
year Pass-
Throughs
50.1%
Unseasoned 30-
year Pass-
Throughs**
25.0%
15-year Pass-
Throughs***
16.2%
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Dodge & Cox Income Fund MBS Portfolio
(49.4% of Total Portfolio)
FNMA 'DUS'
4%
"Reperforming"
5%
Hybrid ARMs
19%
Seasoned 30-year
Pass-Throughs
43%
"Vendees"
1%
15-year Pass-
Throughs*** (incl
CMO's)
28%

Dodge & Cox  /  Investment Managers  /  San Francisco
Hybrid Adjustable-Rate Mortgage (ARM) Securities
Investment Thesis
Prepayment Expectations Potential for incremental total return as a result of faster-than-consensus prepayments on a discount dollar price security.
Tail Valuation Expected remaining cash flows after the initial reset date (when the security becomes floating-rate) appear to be undervalued.
Relative Total Return A high quality, short duration investment with attractive total return prospects versus similar-duration alternatives over a wide range of interest rate scenarios.
Risks
Prepayment Profile Prepayment rates are slower than expected during the fixed-rate period, and then faster than expected after reset, resulting in lower total returns.
Tail Valuation The size and/or valuation of the tail may be below our expectations.
as of June 30, 2008
Overview
Security Cash Flow
Characteristics
•
Description –
Federal Agency securities
collateralized by  mortgages that have a fixed
rate for an initial period, after which the rate
“floats” by resetting annually or semiannually
at a fixed margin above a short-term market
rate.
• Market Growth – Hybrid ARM securities
have become very popular in recent years,
surpassing the production of fixed rate loans
for a period in 2005.
Borrower Profile
• 9.2% portfolio position as of 6/30/08
Dodge & Cox Income Fund
• Shorter Expected Tenure – Borrower
expects to stay in residence for a fairly short
time and seeks cheapest financing over that
horizon.
•
Preference for Fixed Rate –
Borrower
prefers certainty of fixed rate payments but
wants purchasing power of lower rate
Hybrid ARM.
• Market View – Borrower has a distinct
view on direction of interest rates /
future shape of yield curve and
is expressing that through their choice of
home financing.
• Faster Baseline Prepayments  – a result of
borrower’s shorter expected borrowing
horizon.
•
Refinancing Incentive –
Lower sensitivity
than fixed-rate mortgages to refinancing
opportunities. The potential total interest
savings is lower due to shorter fixed rate
borrowing term of the Hybrid ARM.
•
Prepayment Spike –
Predictable spike in
prepayments just before and just after end of
fixed-rate period. Most borrowers want to
avoid floating-rate debt.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Student Loan Asset-Backed Securities
Investment Thesis
High Quality Combination of guarantee, reinsurance and subordination provides strong protection.
Excellent Liquidity Active secondary market in student loan ABS results in narrow bid/ask spreads.
Incremental Yield Typically yield 20-30 basis points higher than short duration Treasuries with very little incremental risk.
Risks
Guarantee Viability Guarantee/reinsurance may be voided for a loan if it is not properly serviced, exposing investors to the credit risk of underlying borrowers. Servicer must repurchase such loans if more than 1% are affected.
Average Life Uncertainty Securities could be longer or shorter than expected due to deferments, forbearance, delinquencies, defaults and/or prepayments. Floating rate coupon mitigates impact of average life changes.
Spread Risk Regulatory changes and/or lender/servicer problems could cause yield premiums to increase (and prices to decline). Price impact mitigated by our focus on shorter average life securities (up to 3 years).
Basis Risk Trust receives payments based on three-month commercial paper rates but pays bondholders based on
LIBOR, which could lead to cash shortfalls. Trust income exceeds expenses, providing a cushion.
as of June 30, 2008
Overview
Structural Enhancements
•
Role in Portfolio –
Employed as high-quality,
higher-yielding substitutes for money market
securities and short duration Treasuries.
• Collateral – Student loans originated through
the Federal Family Education Loan Program
(FFELP). Students borrow at a low interest
rate, subsidized by the U.S. Government.
Borrower and subsidy payments are paid to
bondholders.
• Guarantee – State and non-profit entities
guarantee 97% of principal and accrued
interest. U.S. Dept. of Education (ED)
provides full faith and credit reinsurance of
these guarantees.
Dodge & Cox Income Fund
•
Lender/Servicer Remote –
Securities
issued from a bankruptcy-remote special
purpose trust.
• Subordinate Bonds – Subordinate bonds
equal 3% of the Trust, absorbing losses
not covered by the guarantee.
• Excess Spread – Interest inflows to the
Trust exceed interest outflows.
• Supplemental Accounts – Reserve
Account and Capitalized Interest Account
are funded with cash at issue.
Student Loan Borrowers
Monthly Payments
Trust
Quarterly Payments
Investors
Guarantee and ED
Reinsurance
• 2.2% portfolio position as of 6/30/08
• Various SLM Student Loan Trust Securities
• Aaa/AAA/AAA
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
5.62%
3.49% 3.49%
3.69%
0.23%
5.68%
3.86%
4.08%
7.13%
1.13%
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
10%
10 Years
Annualized
5 Years
Annualized
3 Years
Annualized
1 Year YTD*
Dodge & Cox Income Fund Lehman Brothers Aggregate Bond Index
Total Average Annual Rates of Return
Periods Ending June 30, 2008
Performance Results
*Unannualized rate of return. Fund total returns are net of expenses and include reinvestment of dividends and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The LBAG is a broad-based, unmanaged index composed of investment-grade fixed income securities. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Annual Returns for Periods Ending June 30, 2008
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2Q08*
Dodge & Cox
Income Fund 11.04% 2.69% 3.99% 12.55% 9.22% 10.90% 1.38% 5.63% 0.40% 6.47% 3.69% 0.23%
Lehman Brothers
Aggregate Bond Index 10.54% 3.13% 4.56% 11.23% 8.63% 10.40% 0.33% 6.81% -0.81% 6.11% 7.13% 1.13%
08-300

Dodge & Cox  /  Investment Managers  /  San Francisco
Total Average Annual Rates of Return
Periods Ending June 30, 2008
Performance Results
Fund total returns are net of expenses and include reinvestment of dividends and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The LBAG is a broad-based, unmanaged index composed of investment-grade fixed income securities. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Annual Returns for Periods Ending June 30, 2008
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Dodge & Cox
Income Fund 11.04% 2.69% 3.99% 12.55% 9.22% 10.90% 1.38% 5.63% 0.40% 6.47% 3.69%
Lehman Brothers
Aggregate Bond Index 10.54% 3.13% 4.56% 11.23% 8.63% 10.40% 0.33% 6.81% -0.81% 6.11% 7.13%
5.62%
3.49% 3.49%
3.69%
5.68%
3.86%
4.08%
7.13%
0%
1%
2%
3%
4%
5%
6%
7%
8%
10 Years
Annualized
5 Years
Annualized
3 Years
Annualized
1 Year
Dodge & Cox Income Fund Lehman Brothers Aggregate Bond Index
08-300